UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
(AMENDMENT NO. 1)



______________________MTR Gaming Group, Inc._____________________
(Name of Issuer)

___________________________Common Stock__________________________
(Title of Class of Securities)

____________________________554769100____________________________
(CUSIP Number)

			Roger D. Hunter, Esq., Neely & Hunter
			159 Summers Street (Suite 310)
			Charleston, West Virginia  25301-2134
__________________________(304) 343-6500_________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_______________January 9, 2007 (see Item 5 below)_________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

		[___]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




--Cover, END Page 1--



CUSIP No.__553769100_____________________________________________

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	____________Margaret Beth Arneault___________________________

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	[___]___________________________________________________________

(b)	[___]___________________________________________________________


3.	SEC Use Only________________________________________________

4.	Source of Funds (See Instructions)___OO______________________

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
2(d) or 2(e)	___[___]____

6.	Citizenship or Place of Organization___United States_________

7.	Sole Voting Power_________0 (see Item 5 below)_________________

8.	Shared Voting Power_______0 (Not Applicable)_________________

9.	Sole Dispositive Power_____________0 (see Item 5 below)________

10.	Shared Dispositive Power________0 (Not Applicable)___________

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
________________________0 (see Item 5 below)_________________________

12.	Check if the Aggregate in Row (11) Excludes Certain Shares (See
	Instructions)_____[___]_________

13.	Percent of Class Represented by Amount in Row (11)
_________________________0% (see Item 5 below)______________________

14.	Type of Reporting Person (See Instructions)
________________________________________IN_______________________













--Cover, END Page 2--
This amendment is being filed to reflect the disposition by Margaret Beth Arneault ("Ms. Arneault") of all the shares covered by her previously filed Schedule 13D, as referenced below; to reflect that Ms. Arneault no longer owns any of Issuer's Common Stock; and to update and correct information set forth in the originally filed Schedule 13D. See Items 1 and 5, and signature page, below.


Item 1  Security and Issuer

	Common Stock (as reflected in this amendment, Ms. Arneault no longer owns
			  any of the shares covered by this report)

	MTR Gaming Group, Inc. (trading symbol "MNTG")
	State Route 2 South
	P.O. Box 356
	Chester, West Virginia 26034
	(MTR Gaming Group, Inc. is the "Issuer" as that term was used in the originally filed Schedule 13D and as used in this Amendment.)

	The 1,654,266 shares of common stock reported on the 	originally filed
	Schedule 13D were shares that Ms. Arneault's ex-husband Edward R. Arneault
	(hereinafter, "Mr. Arneault") was required to transfer to her after a
	mandate and order issued by the Supreme Court of Appeals of the State of
	West Virginia under the terms of a Settlement Agreement in a divorce
	proceeding between Ms. Arneault and her ex-husband, and in such order Ms.
	Arneault was charged by the Court with a pro-rata portion of any
	associated debt, all as a division of the marital estate (hereinafter,
	the 	Court-Ordered Transfer"); thus, she did not purchase the shares from
	Mr. 	Arneault.



Item 5. Interest in Securities of the Issuer

(a)	Ms. Arneault now owns zero shares of MTR Gaming Group, Inc. (the
"Issuer"), which constitutes 0% of the Issuer's 27,498,026 shares of Common Stock outstanding at November 6, 2006, which was the number of such shares outstanding as reflected in the Form 10-Q of the Issuer for the three months ending September 30, 2006.

Ms. Arneault sold all the originally reported (1,654,266) shares to her brokerage firm (Morgan Stanley DW, Inc. and/or its affiliates) on January 4, 2007 for $10.84 per share, and retired the associated debt to her brokerage firm referenced in the originally filed Schedule 13D associated with the shares. The settlement date for such transaction was January 9, 2007. This amendment is being filed to reflect the disposition of her shares.


(b)	The 1,654,266 shares disposed of by Ms. Arneault were the only shares of the Issuer that Ms. Arneault has owned in the Issuer. From the completion of the transfer process into her name (completing the Court-Ordered Transfer), until the above-referenced sale of her shares, Ms. Arneault had sole power to vote the shares as well as sole power to dispose of these shares.


--END Page 3--


(c) Apart from the above-referenced Court-Ordered Transfer to Ms. Arneault and subsequent sale by Ms. Arneault, there were no other transactions by her in this stock in the 60 days preceding (i) the filing of this amendment, or (ii) the filing of the Schedule 13D.


(d)	Not applicable.


(e) Ms. Arneault ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer on January 9, 2007, as noted above.




Ms. Arneault notes also that the originally filed Schedule 13D was signed as of January 12, 2007, though it was electronically filed and accepted in the EDGAR electronic filing system on January 16, 2007, and inadvertently listed a different date; and, by this amendment, the originally filed Schedule 13D is hereby corrected and amended to so reflect.

Signature*

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
			_		_________January 16,2007_________________
							Date

					________/s/ Margaret Beth Arneault_______
							Signature

					___________Margaret Beth Arneault________
							Name/Title







*The Special Power of Attorney for Roger D. Hunter, Esq., who affixed Margaret Beth Arneault's signature hereto with her permission and at her direction, is attached as Exhibit Ex-1.









--END Page 4--